EXHIBIT 99.18

LAMAQUE PROJECT, QUÉBEC, CANADA
TECHNICAL REPORT

CERTIFICATE OF QUALIFIED PERSON

Vu Tran, Ing.

300, 3e avenue Est

Val d’Or, QC

Tel: (819) 856-3359

Email: vu.tran@eldoradogold.com

I, Vu Tran, am a Professional Engineer, employed as Senior Geotechnical Engineer, of Eldorado Gold Quebec located at 300, 3e avenue Est, Val d’Or in the Province of Quebec.

This certificate applies to the technical report entitled Technical Report, Lamaque Project, Quebec, with an effective date of December 31st , 2021.

I am a member of the Order of Engineer of Quebec.  I graduated from the Ecole Polytechnique with a Bachelor of Civil Engineering in 2007.

I have practiced my profession continuously since 2007 and have worked on engineering and construction projects in Canada for various mines. I have worked on numerous feasibility studies for gold, nickel and iron  extraction projects.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I have visited the Lamaque Project on numerous occasions with my most recent visit occurring on February 15th  to February 16th , 2022.

I was responsible for coordinating the preparation of the technical report. I am responsible for items 5, 18, 20, 21, and 25 in the technical report.

I am not independent of Eldorado Gold Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101FI and the items for which I am responsible in this report entitled, Technical Report, Technical Report, Lamaque Project, Quebec,, with an effective date of December 31st , 2021, has been prepared in compliance with same.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the items of the technical report that I was responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading

Dated at Montreal, Québec, this 31st day of March, 2022.

“Signed and Sealed”

Vu Tran

Vu Tran, Ing.

2021 Final Report